Exhibit 99.1

So-Young Reports Unaudited Third Quarter 2025 Financial Results

BEIJING, China, November 17, 2025 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Total revenues were RMB386.7 million (US$54.3 million1), compared with RMB371.8 million in the corresponding period of 2024. The aesthetic treatment services revenues were RMB183.6 million (US$25.8 million), compared with RMB45.4 million in the corresponding period of 2024, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB64.3 million (US$9.0 million), compared with net income attributable to So-Young International Inc. of RMB20.3 million in the same period of 2024.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB61.6 million (US$8.7 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB22.2 million in the same period of 2024.

Third Quarter 2025 Operational Highlights

•	The number of verified treatment visits to the branded aesthetic centers for the quarter reached over 89,800, compared with approximately 23,600 in the same period of 2024. The number of verified aesthetic treatments performed surpassed 194,700, compared with approximately 49,100 in the same period of 2024.

•	The number of active users, defined as those who visited branded aesthetic centers at least once during the 12-month period ended on September 30, 2025, exceeded 130,000, compared with approximately 30,300 users during the corresponding period in 2024.

•	The number of core members grew by over 10,000 during the quarter, representing a 40% sequential increase. These core members contributed 88% of aesthetic treatment services revenues, with a quarterly repurchase rate of approximately 70%.

•	As of September 30, 2025, So-Young had 39 fully operational branded aesthetic centers (38 directly-operated, 1 franchised) across ten major cities: Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing, Ningbo and Changsha. Among them, 20 centers achieved profitability in the third quarter, including 14 centers in the mature phase. In addition, 29 centers generated positive quarterly operating cash flow. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1190 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2025.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Phase* (Operating duration)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)	Average Center Age (Month)
Ramp-up (0-3 months)	10	9,537,000	954,000	1.0
Growth (4-12 months)	15	72,274,000	4,818,000	6.5
Maturity (over 12 months)	14	101,799,000	7,271,000	15.8

* For the purposes of this table, “Phase” refers to the length of time since commencement of actual operations rather than the legal establishment or registration date of a branded aesthetic center. In cases where a center has been relocated, merged, or its team and customer base transferred to another location, the operating duration of the branded aesthetic center is calculated from the commencement date of the predecessor center’s operations. Periods during which a center is temporarily closed and not conducting external operations (e.g., due to renovation or other suspensions of business) are excluded from the calculation of operating duration. Branded aesthetic centers that have been converted to other uses or are no longer within the reporting scope are excluded from the statistics.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the third quarter, our branded aesthetic centers continued to deliver strong, high-quality growth with aesthetic treatment services revenues once again exceeding our guidance range. Our network comprises of 39 centers nationwide by the end of September, underscoring the growing trust in the So-Young Clinic brand and our continued progress toward making high-quality aesthetic treatments more accessible and affordable. By deepening integration with our supply chain and upholding industry-leading medical and compliance standards, we are redefining how value is created and shared, ensuring consumers receive transparent pricing and safe, standardized services. Looking ahead, we will continue to scale with discipline, enhance operational efficiency, and drive greater transparency and professionalism across the medical aesthetics industry.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “In the third quarter, we continued to deliver healthy financial results, driven by consistent execution across our aesthetic center network. As we rapidly approach our year-end target of 50 centers, we are seeing clear and tangible improvements in operating efficiency and cost structure. As we move into the next phase of expansion, we will continue to invest prudently and allocate resources with discipline to support sustainable growth and long-term value creation.”

Third Quarter 2025 Financial Results

Revenues

Total revenues were RMB386.7 million (US$54.3 million), an increase of 4.0% from RMB371.8 million in the same period of 2024. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Aesthetic treatment services[3] revenues were RMB183.6 million (US$25.8 million), an increase of 304.6% from RMB45.4 million in the same period of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Information and reservation services revenues were RMB117.2 million (US$16.5 million), a decrease of 34.5% from RMB178.9 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Sales of medical products and maintenance services revenues were RMB67.0 million (US$9.4 million), a decrease of 25.0% from RMB89.3 million in the same period of 2024, primarily due to a decrease in the order volume of medical equipment.

3 Since the second quarter of 2025, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into three line items, which are aesthetic treatment services, information services and other services. And the Company grouped the revenue generated from information services and reservation services, which is renamed as information and reservation services.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The revenue generated from information and reservation services and other services for the third quarter of 2024 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services and information and reservation services is RMB45.4 million and RMB159.3 million for the third quarter of 2024, respectively.

•	Other services revenues were RMB18.9 million (US$2.7 million), a decrease of 67.6% from RMB58.3 million in the same period of 2024, primarily due to a decrease in revenues from So-Young Prime.

Cost of Revenues

Cost of revenues was RMB203.8 million (US$28.6 million), an increase of 43.4% from RMB142.2 million in the third quarter of 2024. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Cost of aesthetic treatment services were RMB140.1 million (US$19.7 million), an increase of 333.2% from RMB32.3 million in the third quarter of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services[4] were RMB12.9 million (US$1.8 million), a decrease of 44.7% from RMB23.3 million in the third quarter of 2024. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services were RMB35.6 million (US$5.0 million), a decrease of 18.3% from RMB43.5 million in the third quarter of 2024. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

•	Cost of other services were RMB15.2 million (US$2.1 million), a decrease of 64.6% from RMB43.0 million in the third quarter of 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Operating Expenses

Total operating expenses were RMB255.6 million (US$35.9 million), an increase of 13.6% from RMB225.0 million in the third quarter of 2024.

•	Sales and marketing expenses were RMB130.7 million (US$18.4 million), an increase of 13.8% from RMB114.9 million in the third quarter of 2024. The increase was primarily attributable to an increase in expenses associated with branding and user acquisition activities for the branded aesthetic centers.

•	General and administrative expenses were RMB88.6 million (US$12.4 million), an increase of 26.7% from RMB69.9 million in the third quarter of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Research and development expenses were RMB36.3 million (US$5.1 million), a decrease of 9.6% from RMB40.2 million in the third quarter of 2024. The decrease was primarily attributable to improvements in staff efficiency.

Income Tax Expenses

Income tax expenses were RMB1.1 million (US$0.2 million), compared with RMB2.1 million in the same period of 2024.

Net (Loss)/Income Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB64.3 million (US$9.0 million), compared with a net income attributable to So-Young International Inc. of RMB20.3 million in the third quarter of 2024.

4 Since the second quarter of 2025, the previous line item cost of services and others was separated into three line items, which are cost of aesthetic treatment services, cost of information and reservation services and cost of other services. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of services and others is reclassified into cost of other services. The cost of aesthetic treatment services, cost of information and reservation services and cost of other services for the third quarter of 2024 have also been retrospectively reclassified.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB61.6 million (US$8.7 million), compared with RMB22.2 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2024.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.64 (US$0.09) and RMB0.64 (US$0.09), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.20 and RMB0.20, respectively, in the same period of 2024.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2025, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB942.8 million (US$132.4 million), compared with RMB1,253.2 million as of December 31, 2024, primarily due to an increase of investment in branded aesthetic centers.

Business Outlook

For the fourth quarter of 2025, So-Young expects aesthetic treatment services revenues to be between RMB216.0 million (US$30.3 million) and RMB226.0 million (US$31.7 million), representing a 165.8% to 178.1% increase from the same period in 2024. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses are non-cash in nature. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, November 17, 2025, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	So Young

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 24, 2025. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	2998578

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Charlie Chi

Phone: +86-10-5900-1548

E-mail: charlie.chi@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	587,749	333,372	46,828
Restricted cash and term deposits	66,367	67,579	9,493
Trade receivables	98,774	69,750	9,798
Inventories	151,754	193,951	27,244
Receivables from online payment platforms	24,255	22,395	3,146
Amounts due from related parties	1,218	154	22
Term deposits and short-term investments	599,041	541,874	76,117
Prepayment and other current assets	195,202	251,268	35,295
Total current assets	1,724,360	1,480,343	207,943
Non-current assets:
Long-term investments	280,281	277,056	38,918
Intangible assets	126,615	131,511	18,473
Goodwill	684	684	96
Property and equipment, net	155,352	270,793	38,038
Deferred tax assets	84,950	84,607	11,885
Operating lease right-of-use assets	162,764	219,185	30,789
Other non-current assets	200,152	179,943	25,276
Total non-current assets	1,010,798	1,163,779	163,475
Total assets	2,735,158	2,644,122	371,418

Liabilities
Current liabilities:
Short-term borrowings	69,771	39,858	5,599
Taxes payable	61,862	41,578	5,840
Contract liabilities	76,579	75,785	10,645
Salary and welfare payables	111,396	107,174	15,055
Amounts due to related parties	477	618	87
Accrued expenses and other current liabilities	265,216	341,827	48,016
Operating lease liabilities-current	44,905	65,765	9,238
Total current liabilities	630,206	672,605	94,480
Non-current liabilities:
Operating lease liabilities-non current	125,200	159,970	22,471
Deferred tax liabilities	19,758	18,004	2,529
Other non-current liabilities	1,264	2,235	314
Total non-current liabilities	146,222	180,209	25,314
Total liabilities	776,428	852,814	119,794
Shareholders’ equity:
Treasury stock	(376,690)	(391,944)	(55,056)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and September 30, 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, 78,571,861 and 64,644,535 shares issued and outstanding as of September 30, 2025, respectively)	253	255	36
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and September 30, 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and September 30, 2025)	37	37	5
Additional paid-in capital	3,069,799	3,060,605	429,921
Statutory reserves	40,552	40,552	5,696
Accumulated deficit	(926,390)	(1,059,842)	(148,875)
Accumulated other comprehensive income	31,560	20,874	2,932
Total So-Young International Inc. shareholders’ equity	1,839,121	1,670,537	234,659
Non-controlling interests	119,609	120,771	16,965
Total shareholders’ equity	1,958,730	1,791,308	251,624
Total liabilities and shareholders’ equity	2,735,158	2,644,122	371,418

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Aesthetic treatment services	45,381	183,610	25,792	87,996	426,827	59,956
Information and reservation services	178,874	117,213	16,465	564,983	374,010	52,537
Sales of medical products and maintenance services	89,270	66,956	9,405	281,548	198,582	27,895
Other services	58,300	18,891	2,654	162,960	63,269	8,887
Total revenues	371,825	386,670	54,316	1,097,487	1,062,688	149,275
Cost of revenues:
Cost of aesthetic treatment services	(32,340)	(140,098)	(19,679)	(66,372)	(329,732)	(46,317)
Cost of information and reservation services	(23,313)	(12,897)	(1,812)	(86,574)	(52,899)	(7,431)
Cost of medical products sold and maintenance services	(43,548)	(35,599)	(5,001)	(139,839)	(105,515)	(14,822)
Cost of other services	(42,967)	(15,208)	(2,136)	(121,749)	(51,629)	(7,252)
Total cost of revenues	(142,168)	(203,802)	(28,628)	(414,534)	(539,775)	(75,822)
Gross profit	229,657	182,868	25,688	682,953	522,913	73,453
Operating expenses:
Sales and marketing expenses	(114,884)	(130,704)	(18,360)	(360,448)	(359,913)	(50,557)
General and administrative expenses	(69,901)	(88,560)	(12,440)	(225,653)	(226,630)	(31,835)
Research and development expenses	(40,188)	(36,318)	(5,102)	(122,277)	(99,604)	(13,991)
Total operating expenses	(224,973)	(255,582)	(35,902)	(708,378)	(686,147)	(96,383)
Income/(Loss) from operations	4,684	(72,714)	(10,214)	(25,425)	(163,234)	(22,930)
Other income/(expenses):
Investment income, net	510	866	122	3,397	965	136
Interest income, net	14,239	5,130	721	38,270	20,103	2,824
Exchange gains	465	2,293	322	875	3,019	424
Share of losses of equity method investee	(3,873)	(6)	(1)	(11,602)	(3,460)	(486)
Others, net	6,915	735	103	12,234	11,232	1,578
Income/(Loss) before tax	22,940	(63,696)	(8,947)	17,749	(131,375)	(18,454)
Income tax (expenses)/benefits	(2,097)	(1,143)	(161)	3,031	(1,415)	(199)
Net income/(loss)	20,843	(64,839)	(9,108)	20,780	(132,790)	(18,653)
Net (income)/loss attributable to noncontrolling interests	(495)	564	79	(2,731)	(662)	(93)
Net income/(loss) attributable to So-Young International Inc.	20,348	(64,275)	(9,029)	18,049	(133,452)	(18,746)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.26	(0.83)	(0.12)	0.23	(1.71)	(0.24)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.26	(0.83)	(0.12)	0.23	(1.71)	(0.24)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.20	(0.64)	(0.09)	0.18	(1.32)	(0.19)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.20	(0.64)	(0.09)	0.18	(1.32)	(0.19)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	79,493,819	77,472,293	77,472,293	79,544,066	77,953,854	77,953,854
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	79,708,518	77,472,293	77,472,293	79,810,666	77,953,854	77,953,854

Share-based compensation expenses included in:
Cost of revenues	(81)	(35)	(5)	(255)	(189)	(27)
Sales and marketing expenses	(183)	(137)	(19)	(420)	(865)	(122)
General and administrative expenses	(1,328)	(2,199)	(309)	(27,796)	(7,889)	(1,108)
Research and development expenses	(309)	(266)	(37)	(1,969)	(846)	(119)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	4,684	(72,714)	(10,214)	(25,425)	(163,234)	(22,930)
Add back: Share-based compensation expenses	1,901	2,637	370	30,440	9,789	1,376
Non-GAAP income/(loss) from operations	6,585	(70,077)	(9,844)	5,015	(153,445)	(21,554)

GAAP net income/(loss) attributable to So-Young International Inc.	20,348	(64,275)	(9,029)	18,049	(133,452)	(18,746)
Add back: Share-based compensation expenses	1,901	2,637	370	30,440	9,789	1,376
Non-GAAP net income/(loss) attributable to So-Young International Inc.	22,249	(61,638)	(8,659)	48,489	(123,663)	(17,370)